CONSENT OF ALS MINERALS

July 15, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Nine Months Ended May 31, 2015 (the "MD&A")

To Whom It May Concern:

We refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	Sample analysis performed for Tasman Metals Ltd. by ALS Minerals.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

ALS MINERALS

/s/ Björn Anckar
Signature

Björn Anckar
Print Name

Manager, Nordic Area
Print Title

ALS Minerals, Hammarvägen 22, SE-943 36, Öjebyn, Sweden
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